Exhibit 99.4

8 December 2003

CABLE AND WIRELESS PLC ANNOUNCES EXIT ROUTE FROM US BUSINESSES

•	Agreement signed by Cable & Wireless America with Gores Technology Group, LLC to purchase substantially all of the assets of the US businesses
•	Chapter 11 Section 363 process for the US businesses to facilitate sale through restructuring
•	Remaining cash cost of exit to Cable and Wireless plc (from 1 October 2003) expected not to exceed £300m

Cable and Wireless plc announced on 4 June 2003 its intention to exit its US businesses for the least cost, compatible with taking into account customers’ interests. In November 2003 it highlighted that to make the business more commercially viable it had reduced operating losses, cash outflow, headcount, outstanding lease obligations and the number of data centres. In reporting progress at the interim results in November, the company described a more formal separation from Cable & Wireless America.

Today (8 December 2003), Cable and Wireless plc announces that an affiliate of Gores Technology Group LLC (“Gores Technology”) has entered into an agreement (the “Asset Purchase Agreement”) with its subsidiaries Cable & Wireless USA and Cable & Wireless Internet Services, together called Cable & Wireless America (“CWA”), to acquire substantially all of the assets of CWA (“US Businesses”) for a sum of $125 million (“Purchase Price”) payable on the terms discussed in more detail below.

As a condition of the Asset Purchase Agreement and at the request of Gores Technology, CWA has agreed to conduct the sale of the US Businesses under Chapter 11 Section 363 of the US Bankruptcy Code. The Chapter 11 filing made today by CWA will facilitate the sale by permitting a restructuring of CWA to create a substantially lower cost base, primarily through the elimination and renegotiation of certain lease and other contractual commitments. (The announcement today by CWA is reproduced at the end of this announcement.) Other qualifying bidders will have an opportunity to submit higher and better offers for the US Businesses through a court-supervised competitive bidding process.

The offer from Gores comprises $50 million in cash and $75 million in a loan note from Gores Technology, in each case to be delivered on completion of a sale of the US Businesses to Gores Technology. It is subject to closing adjustments based on business performance targets which have been set for working capital, revenue and certain overhead expenses. Although the Purchase Price could be reduced if CWA does not achieve these targets, under the terms of the Asset Purchase Agreement, it cannot be reduced to less than $50 million.

CWA expects the Purchase Price from the asset sale process will be applied to satisfy outstanding liabilities of CWA in accordance with the US Bankruptcy Code.

Francesco Caio, CEO, Cable and Wireless plc, said: “As I said last June, we were looking for ways to achieve a least cost exit, whilst taking account of our customers’ interests. I am therefore pleased we have found a solution that will allow the US Businesses to have a positive future under new ownership.”

He added: “One of our key priorities is ensuring that we maintain service for customers, whether they are US based customers, or international customers requiring services to, from and within the US, and we will keep customers appropriately informed.”

Richard Lapthorne, Chairman, Cable and Wireless plc said: “The use of Chapter 11 is a well-recognised procedure in the US to sell and restructure businesses, and should enable an orderly transition. The Cable and Wireless plc Board believes that this route to exit our US operations is in the best interests of the group, shareholders, customers and employees.”

Cable and Wireless plc will continue to be a major service provider to customers whose international communications needs include services to, from and within the US. To provide these services independently of CWA, Cable and Wireless plc has established new, appropriately sized facilities, service delivery platforms and access provision for the US, all connected to its international network.

The US businesses will continue to provide IP and Hosting services to its customers and operate the US Businesses in the ordinary course throughout the court-supervised auction process. To provide CWA with cash to meet its ongoing obligations to customers, employees and suppliers during this period, Cable and Wireless plc has signed an agreement with CWA to provide up to $100 million of funding (known as ‘debtor-in-possession’ financing).

Cable and Wireless plc cannot determine the final precise cost of the US exit process being executed through Chapter 11 until it has been completed. However, at this stage, Cable and Wireless plc expects that the remaining cash costs of exit to the Group, including the ‘debtor-in-possession’ financing, from 1 October 2003 to completion should not exceed £300m.

Notwithstanding the installation of alternative facilities to continue to support customers, Cable and Wireless plc expects there to be a consequential impact of the sale of the US Businesses on the revenues and costs of certain of its other subsidiary companies. Cable and Wireless plc currently estimates that the aggregate of these impacts could result in a reduction in operating profits in the remaining quarter of this financial year in the range £10 million – £15 million. Cable and Wireless plc currently expects this impact to reduce in future years.

The net assets of the Group’s interest in the US as at 30 September 2003, excluding inter-Group balances, was a net liability of approximately £500 million, of which the net assets of CWA constitute the substantial part. The operating loss before exceptional items of the US Businesses in the half-year to 30 September 2003 was £50 million as reported in the interim results announcement. These figures are unaudited.

Cable and Wireless plc and its other subsidiaries will continue to operate as normal during this process. In addition, the listing and trading of Cable and Wireless plc’s shares on the London Stock Exchange and on the New York Stock Exchange will not be affected by the auction process or sale of the US Businesses.

Cable and Wireless plc expects the asset sale process to be completed by the end of the current financial year, ending 31 March 2004.

The following press release was issued today by CWA:

Cable & Wireless America (CWA) to Sell Core Operations to an Affiliate of Gores Technology Group, LLC

•	Files Voluntary Chapter 11 Petitions to Facilitate Sale
•	Appoints New Management
•	Assures customers of continuous operations during sale process
•	Secures up to $100 Million in New Financing Secured from Cable and Wireless plc
•	Implements Significant Cost-Saving Measures

RESTON, VA – December 8, 2003 – Cable & Wireless USA Inc. and Cable & Wireless Internet Services, Inc. (CWA), wholly-owned subsidiaries of Cable and Wireless plc (NYSE: CWP; LSE: CW), today announced that they, together with their subsidiaries, have entered into an asset purchase agreement with an affiliate of Gores Technology Group, LLC (Gores) for the sale of their hosting and IP solutions businesses. In accordance with the terms of this agreement and to facilitate the sale transaction, CWA today filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. During the sale transaction CWA will continue to operate and focus on its core competencies of hosting and IP services while delivering uninterrupted customer service.

Under the terms of the Asset Purchase Agreement, which is subject to Bankruptcy Court approval, an affiliate of Gores Technology Group, LLC will acquire substantially all of the assets of CWA for $125 million. The offer from Gores comprises $50 million in cash and $75 million in a note from Gores Technology, in each case to be delivered on completion of a sale of the US Businesses to Gores Technology. It is subject to closing adjustments based on business performance targets which have been set for working capital, revenue and certain overhead expenses. Although the Purchase Price could be reduced if CWA does not achieve these targets, under the terms of the Asset Purchase Agreement, it cannot be reduced to less than $50 million. The Purchase Price from this process will be applied to satisfy outstanding liabilities of CWA in accordance with the US Bankruptcy Code. In accordance with Section 363 of the Bankruptcy Code, qualifying bidders will have an opportunity to submit higher and better offers through a court-supervised competitive bidding process.

CWA also announced today that John S. Dubel has recently joined the U.S. business as chief executive officer along with Eric A. Simonsen, who joins the U.S. business as chief restructuring officer and chief financial officer. Both are principals of AlixPartners LLC.

Mr. Dubel and Mr. Simonsen have extensive experience in restructuring and turnaround services for organizations such as WorldCom, Acterna and other Fortune 500 companies.

Continuous Customer Service

“Today’s actions provide a clear path to a much stronger organization,” stated John S. Dubel, CWA’s new chief executive officer. “Fulfilling the needs of our customers remains our number one objective, and this sale represents a very positive outcome for them. Throughout the sale process, continuity of service will be maintained for our customers,” Mr. Dubel stated. “CWA’s products and market position are strong, its technology is leading-edge, and there is significant value in the core business. That is why we determined that a sale of the business was in the best interests of all CWA’s constituents and would support the continued development of the business in an expanding market going forward.”

New Financing Secured

CWA also announced that it has received a commitment for up to $100 million in debtor-in-possession (DIP) financing from Cable and Wireless plc, subject to Bankruptcy Court approval. The DIP financing will be used to maintain uninterrupted business operations through the completion of the sale transaction. “With the availability of up to $100 million in DIP financing our customers and employees should be reassured that we will continue business as usual through the completion of the sale transaction,” said Clint Heiden, executive vice president of sales for CWA.

Streamlining Operations

Through the Chapter 11 and sale transaction processes CWA will be taking further cost reduction steps. The measures include network consolidation and rationalization, contract renegotiations and the continuation of previously announced headcount reductions.

Over the past year CWA has successfully implemented a series of initiatives to reduce costs and streamline operations, including headcount reductions and the closure of eight underutilized data centers while successfully migrating customers to the 15 remaining data centers. Pre-exceptional operating losses were reduced by £100 million and free cash outflow by £156 million compared to the second half of 2002/03.

Background

Following a strategic review of all its businesses, on June 4, 2003, Cable and Wireless plc announced its decision to withdraw from the U.S. domestic market. Cable and Wireless plc fully supports and endorses the decision of the Board of CWA to enter into the sale agreement and to commence proceedings under Chapter 11.

CWA with their subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware in Wilmington. The filing entities include Cable & Wireless USA Inc., Cable & Wireless Internet Services, Inc., Cable & Wireless USA of Virginia, Inc., Exodus Communications Real Property I, LLC, Exodus Communications Real Property Managers I LLC and Exodus Communications Real Property I, LP.

Cable & Wireless America (CWA) is among the leading providers of complex hosting and IP solutions for global enterprises, counting 40% of the Fortune 100 among their customers. Their portfolio of services includes a wide range of flexible and secure IP connectivity and networking solutions along with complete and secure infrastructure to support complex web hosting.  CWA is part of the Cable & Wireless group, whose principal operations are in the United Kingdom, continental Europe, the United States, Japan, the Caribbean, Panama, the Middle East and Macau.

For more information about CWA, go to www.cwusa.com for Chapter 11 information

About Cable and Wireless plc

Cable & Wireless is one of the world's leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, the United States, Japan, the Caribbean, Panama, the Middle East and Macau.

For more information about Cable and Wireless plc, go to www.cw.com

About Gores Technology Group, LLC.

Gores Technology Group, LLC (“Gores”) is a private investment firm focused on the technology and telecommunications sectors. The firm combines the seasoned M & A team of a traditional financial buyer with the operational expertise and detailed due diligence capabilities of a strategic buyer. Gores has a long standing record of creating sustainable value in its portfolio companies by focusing on customers and employees, supporting management with operational expertise and providing the capital required for growth. Headquartered in Los Angeles, California, Gores maintains offices in Boulder, Colorado; New York, New York; London, United Kingdom; and Zurich, Switzerland. (www.gores.com)

Forward Looking Statements

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those factors which are identified in the cautionary statements section in the preface to the company’s Form 20F 2003.

An interview with Francesco Caio, CEO of Cable and Wireless plc, is now available in video, audio and text on www.cw.com and on www.cantos.com .

Ends

Contacts

Cable and Wireless plc

Investor Relations:
Louise Breen 020 7315 4460
Caroline Stewart 020 7315 6225
Virginia Porter +1 646 236 1758

Media:
Susan Cottam 020 7315 4410
Peter Eustace 020 7315 4495
Ed Knight 020 7315 6759

US (CWA):

Media:
Laurie Probst      408-346-2339
Chad Couser      703-292-2288